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:XCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25803

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 N Main St.
(No. and Street)

Minot (City) ND (State) 58703 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Carlson 701.857.0267
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates, LLP
(Name – *if individual, state last, first, middle name*)

1999 Broadway, Suite 4000 (Address) Denver (City) CO (State) 80202 (Zip Code)

SEC
Mail Processing
Section

MAR 01 2016

Washington DC
411

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bart Bohrer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Financial Services, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Vice President & Assistant Compliance Officer

Title

Elizabeth Redding

Notary Public

ELIZABETH REDDING
Notary Public
STATE OF NORTH DAKOTA
My Commission Expires
June 20, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL FINANCIAL SERVICES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF
CAPITAL FINANCIAL HOLDINGS, INC.)

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2015 AND 2014

WITH

INDEPENDENT AUDITOR'S REPORT

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)

TABLE OF CONTENTS



Hein & Associates LLP
1999 Broadway, Suite 4000
Denver, Colorado 80202

www.heincpa.com
p 303.298.9600
f 303.298.8118

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Capital Financial Services, Inc.
Minot, North Dakota

We have audited the accompanying statements of financial condition of Capital Financial Services, Inc. (the "Company") as of December 31, 2015 and 2014, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Financial Services, Inc. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedule I (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Capital Financial Services, Inc.'s financial statements which are presented in Capital Financial Services, Inc.'s December 31, 2015 and 2014 Annual Report. The Supplemental Information is the responsibility of Capital Financial Services, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with the standards of 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hein & Associates LLP

Hein & Associates LLP

Denver, Colorado
February 29, 2016

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
BALANCE SHEETS
DECEMBER 31, 2015 AND 2014

ASSETS

		2015		2014
CURRENT ASSETS				
Cash and cash equivalents	$	628,543	$	701,968
Accounts and commissions receivable (net of allowance for doubtful accounts of $24,000 for 2015 and 2014)		1,764,864		1,978,482
Prepaid assets		66,518		40,776
Total current assets	$	2,459,925	$	2,721,226
PROPERTY AND EQUIPMENT	$	360,338	$	331,907
Less accumulated depreciation		(227,863)		(187,211)
Net property and equipment	$	132,475	$	144,696
OTHER ASSETS				
Severance escrow	$	240,267	$	240,027
Clearing deposits		175,279		175,279
Total other assets	$	415,546	$	415,306
TOTAL ASSETS	$	3,007,946	$	3,281,228

LIABILITIES AND STOCKHOLDER'S EQUITY

		2015		2014
CURRENT LIABILITIES				
Commissions payable	$	1,712,109	$	1,903,881
Accounts payable & accrued expenses		79,992		168,585
Total current liabilities	$	1,792,101	$	2,072,466
TOTAL LIABILITIES	$	1,792,101	$	2,072,466
Commitments and contingencies – Note 3 and 7				
STOCKHOLDER'S EQUITY				
Common stock - no par value; 2,800 shares authorized, 500 shares issued and outstanding	$	5,000	$	5,000
Additional paid-in capital		178,392		178,392
Retained earnings		1,032,453		1,025,370
TOTAL STOCKHOLDER'S EQUITY	$	1,215,845	$	1,208,762
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	3,007,946	$	3,281,228

SEE NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
STATEMENTS OF OPERATIONS
FOR YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
INCOME		
Commission and underwriting income	$ 17,746,896	$ 19,559,484
Advisory fee income	1,154,082	1,095,610
Other income	77,233	154,229
Other fee income	269,325	436,070
Total income	$ 19,247,536	$ 21,245,393
EXPENSES		
Commission expense	$ 16,610,792	$ 18,214,481
Professional fees	313,419	343,744
Settlement payments	249,382	137,380
Advertising, printing and postage	22,744	30,555
Dues, fees, and registrations	67,264	105,884
Compensation and benefits	1,166,844	1,316,891
Rent	81,984	88,369
Travel	14,302	38,800
Phone	44,866	41,028
Office and computer supplies	26,335	29,397
Depreciation	40,652	29,074
Other expenses	79,789	74,295
Total expenses	$ 18,718,373	$ 20,449,898
INCOME OF CONTINUING OPERATIONS	$ 529,163	$ 795,495
INCOME TAX EXPENSE	$ (207,432)	$ (311,834)
NET INCOME	$ 321,731	$ 483,661

SEE NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR YEARS ENDED DECEMBER 31, 2015 AND 2014

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2014	$ 5,000	$ 178,392	$ 1,294,899	$ 1,478,291
Net income	-	-	483,661	483,661
Dividends	-	-	(753,367)	(753,367)
Balance, December 31, 2014	$ 5,000	$ 178,392	$ 1,025,370	$ 1,208,762
Net income	-	-	321,731	321,731
Dividends	-	-	(314,648)	(314,648)
Balance, December 31, 2015	$ 5,000	$ 178,392	$ 1,032,453	$ 1,215,845

SEE NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 321,731	$ 483,661
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	40,652	29,074
Effects on operating cash flows due to changes in:		
Prepaid assets	(25,742)	2,020
Accounts and commissions receivable	213,618	(249,934)
Commissions payable	(191,772)	42,832
Settlements payable	-	(22,000)
Other liabilities	(88,593)	(88,904)
Net cash provided by operating activities	$ 269,894	$ 196,749
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	$ (28,431)	$ (94,354)
Net cash used by investing activities	(28,431)	(94,354)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends	(314,648)	(753,367)
Net cash used by financing activities	$ (314,648)	$ (753,367)
NET DECREASEIN CASH AND CASH EQUIVALENTS	$ (73,185)	$ (650,973)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	941,995	1,592,967
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 868,810	$ 941,995
RECONCILIATION OF CASH AND CASH EQUIVALENTS		
Cash	$ 628,543	$ 701,968
Severance Escrow	240,267	240,027
Net cash	$ 868,810	$ 941,995
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Income taxes	$ 1,275	$ 5,166

SEE NOTES TO FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

The nature of operations and significant accounting policies of Capital Financial Services, Inc. are presented to assist in understanding the Company's financial statements.

Nature of operations - Capital Financial Services, Inc. ("CFS") is a wholly-owned subsidiary of Capital Financial Holdings, Inc. (the "Parent"). CFS is registered with the SEC as an investment advisor and broker-dealer and also with FINRA as a broker-dealer. The Company's primary operations are as a broker dealer on an agency basis for brokerage of customer securities transactions, private placement of securities, sales of variable annuities, distribution of shares of various unaffiliated mutual funds and investment banking activities. The Company also earns investment advisory fees as a registered investment advisor.

Cash and cash equivalents – Cash and cash equivalents are distinguished based on liquidity. Liquid investments with maturities greater than three months, if any, are recorded as investments.

Clearing Deposits – The Company has "Deposit Accounts" with each of its Clearing Firms, as set forth in each of the Clearing Agreements. Upon termination or expiration of these agreements, the Clearing Firms would deliver the balance of these accounts to the Company.

Accounts and commissions receivable – Management evaluates the need for an allowance for doubtful accounts by using historical experience. Accounts receivable are written off when management deems them uncollectible. Recoveries of accounts receivable previously written off are recorded when received. The Company does not charge interest on its receivables.

Commissions Revenue - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

12b-1 Revenue - 12b-1 revenue is recognized ratably over the period received. This amount is included under commissions on the income statement.

Advisory Fee Revenue - These fees are determined based on a percentage of the customer's assets under sponsor management or a flat fee, may be billed monthly or quarterly and recognized ratably over the period earned.

Property and equipment - Property and equipment consists of various computers and office equipment. These assets are depreciated over their estimated useful lives (5 to 7 years) using straight-line depreciation methods. Total depreciation expense for 2015 and 2014 was $40,652 and $29,074, respectively.

Income taxes - The Company is included in the consolidated income tax returns filed by the Parent. Income taxes are calculated at 39.2% of the Company's pre-tax book income. The Company's policy is to evaluate the likelihood that its uncertain tax positions will prevail upon examination based on the extent to which those positions have substantial support within the Internal Revenue Code and Regulations, Revenue Rulings, court decisions, and other evidence. It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination. The consolidated federal and state income tax returns of the Parent Company are subject to examination by the IRS, generally for three years after they were filed. The Company has not recorded any liabilities, or interest and penalties, as of December 31, 2015. The income tax expense booked for 2015 in CFS was $207,432.

Severance Escrow – The Company has voluntarily elected to put into place a contingent Severance Benefit Package for its employees. The package has an annual expiration date of August 1st, and can be renewed by the board of CFS. The funds for this package have been placed into an account specifically designated for these funds.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Fair Value of Financial Instruments – The Company's financial instruments consist of cash, accounts receivables, accounts payable and accrued expense obligations. The carrying value of the Company's financial instruments approximate their fair value due to the short-term nature of their underlying terms.

Concentration of Credit Risk - The Company has a concentration of credit risk for cash deposits at various financial institutions. These deposits may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The Company has not experienced any losses in such accounts.

Impact of Newly Issued and Proposed Accounting Standards –

ASU 2016-01—*Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.* Early applications of the following amendments in this Update are permitted for all entities upon issuance of this Update as of the beginning of the fiscal year of adoption:

An entity should present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk if the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

Entities that are not public business entities are not required to apply the fair value of financial instruments disclosure guidance in the General Subsection of Section 825-10-50.

Except for the early application guidance discussed above, early adoption of the amendments in this Update is not permitted.

ASU 2015-17—*Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes* - To simplify the presentation of deferred income taxes, the amendments in this update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this update apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this update. The amendments in this update will align the presentation of deferred income tax assets and liabilities with International Financial Reporting Standards (IFRS). IAS, *Presentation of Financial Statements,* requires deferred tax assets and liabilities to be classified as noncurrent in a classified statement of financial position. For public business entities, the amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The Company is currently assessing the impact on the company.

ASU 2015-14—*Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date* – This update defers the effective date of ASU 2014-09. – Revenue from Contracts with Customers (Topic 606), which states that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in this update defer the effective date of Update 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently assessing the potential impact of the possible final ruling of the update on the company. Due to the nature of the Company's operations, this update could affect the timing as to when the Company would recognize revenues from the brokerage of customer securities transactions, private placement of securities, sales of variable annuities, distribution of shares of various unaffiliated mutual funds and investment banking activities and investment advisory fees relating to registered investment advisors.

ASU 2015-07—*Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)* –The Company has not adopted this update as of December 31, 2015, as it was not applicable to the Company at this time. It is not known at this time whether the updated pronouncement will have an impact on the Company.

ASU 2015-03—*Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs* –The Company has not adopted this update as of December 31, 2015, as it was not applicable to the Company at this time as the Company has no outstanding debt . Should the Company incur debt, all debt issuance costs would

be presented on the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts.

NOTE 2 - **RULE 15c3-3**

The Company operates under the provision of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. The exemption report of the Company identified two exceptions both of which the Company believes have been remediated prior to December 31, 2015.

The Company had items identified within the 2015 FINRA examination. The Company has responded to the FINRA examination to a level that it feels is adequate and has had no further correspondence to date from FINRA.

NOTE 3 - **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $496,496, which was $369,503 in excess of its minimum required net capital of $126,993. The Company's net capital ratio was to 3.8 to 1. The net capital reported does not differ from the supplemental schedule included in this filing.

NOTE 4 - **SIGNIFICANT ESTIMATES**

The Company's receivables as of December 31, 2015 and 2014 included 12b-1 receivables of $1,159,310 and $1,245,919, respectively. The Company's receivables as of December 31, 2015 and 2014 also included investment advisory receivables of $262,910 and $251,680, respectively. These receivable balances have been estimated by management based on past experience and consideration of the Company's current sales/volume activity and current levels of assets under management. The Company's commissions payable as of December 31, 2015 and 2014 were $1,712,109 and $1,903,881 respectively. Because of the inherent uncertainties in estimating the 12b-1 revenues and investment advisory revenues due to the Company and the commissions payable accrual, it is at least reasonably possible that the estimate used could change in the near term.

NOTE 5 – **RELATED PARTY TRANSACTIONS**

The transactions between Capital Financial Services, Inc. and Capital Financial Holdings, Inc. are summarized below:

		2015		2014
Compensation and benefits paid to Capital Financial Holdings, Inc.	$	57,228	$	105,634
Corporate overhead paid to Capital Financial	$	11,140	$	9,872

Holdings, Inc.				
Compensation paid to Mr. Carlson from settlement proceeds (See Note 7 – Litigation)	$	-		289,858
*Rent paid to Capital Financial Holdings, Inc.	$	70,962	$	68,908

* CFS has a lease agreement with Capital Financial Holdings, Inc. to pay a monthly rent payment of $5,914. This amount became effective May 1, 2014 and remains in effect until April 1, 2016. The lease renewal amount of $6,250 per month will then become effective.

NOTE 6 – **OPERATING LEASES**

The Company had various leases for office equipment and rent that were to expire over the next several years through 2018. The total rent expense for office equipment leases was $10,222 and $15,700 for December 31, 2015 and 2014 respectively. For additional information regarding lease agreements of the Company see Note 5 – Related Party Transactions.

The following is a schedule by years of future minimum rental payments on operating leases as of December 31, 2015.

Years ending December 31,		
2016	$	82,671
2017		87,731
2018		28,781
2019		1,200
Total minimum future rental payments	$	200,383

NOTE 7 – **LITIGATION**

The Company operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. Issuers of certain alternative products sold by the Company are in Bankruptcy or may have other financial difficulties. As a result of such alleged failings of alternative products and the uncertainty of client recovery from the various product issuers, the Company is subject to several legal and/or arbitration proceedings. These proceedings include customer suits, investments alleged to be unsuitable, and bankruptcies and other issues brought by claimants. The Company vigorously contests the allegations of the various proceedings and believes that there are multiple meritorious legal and fact based defenses in these matters. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, including the impact on operations or on the financial statements, particularly in the earlier stages of a case. The Company makes provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is probable that a liability exists, and the amount can be reasonably estimated. The current proceedings are subject to uncertainties and, as such, the Company is unable to estimate the possible loss or range of loss that may result from the outcome of these cases; however, results in these cases that are against the interests of the Company could have a severe negative impact on the financial position of the Company. As of December 31, 2015, the Company is a defendant in

two on-going suits or arbitrations as discussed above. The Company expects to vigorously defend and ultimately prevail in these cases.

On April 5, 2011, several broker-dealers and their principals/officers, including the Company and John Carlson, President and Chief Compliance Officer, filed a lawsuit in the Superior Court of California for Orange County against Mayer Hoffman McCann, P.C. ("Mayer Hoffman") captioned Signature Financial Group, Inc., et al, ("Signature") v. Mayer Hoffman McCann, P.C., et al). The lawsuit arose out of reviews of the financial statements of Medical Capital Holdings, Inc. ("Medical Capital") by Mayer Hoffman. In June 2009, Medical Capital was sued by the U.S. Securities and Exchange Commission ("SEC" or "Commission"), a finding was made that Medical Capital was conducting a "Ponzi scheme" and a receiver was appointed to liquidate Medical Capital. The plaintiffs in the Signature lawsuit are broker-dealers and principals of broker-dealers that sold Medical Capital investments to their clients. These plaintiffs sought to recover damages from Mayer Hoffman for the losses and expenses they incurred as a result of the Medical Capital financial deceptions and resulting expenses and losses to the plaintiffs. Specific claims asserted and relief requested included fraud-intentional misrepresentation of fact/concealment of fact; negligent misrepresentation; equitable indemnity and declaratory relief. On September 23, 2014, the Plaintiffs entered into a Confidential Settlement and Mutual Release Agreement (the "Settlement Agreement") with Mayer Hoffman and entities affiliated with Mayer Hoffman to settle the Plaintiffs' claims against Mayer Hoffman and all affiliated parties of Mayer Hoffman. The parties acknowledged that as between the Company and Mr. Carlson, one hundred percent (100%) of the settlement proceeds paid to them was for the alleged damage or harm to goodwill (and loss of goodwill). The settlement proceeds were received on December 4, 2014 and charged against goodwill carried on the consolidated financial statements of Capital Financial Holdings, Inc., the parent of the Company. In a matter related to the Settlement Agreement, on or about October 6, 2014, the Company filed a lawsuit seeking declaratory judgment against its former errors and omission insurance carrier - Arch Specialty Insurance Company ("Arch") - in the Circuit Court of Wisconsin for Milwaukee County (Capital Financial Services, Inc. v. Arch Specialty Insurance Company). On or about November 24, 2014, Arch filed counterclaims against the Company. These actions are for declaratory relief in connection with a dispute over whether Arch is entitled to any portion of the settlement proceeds that the Company received in exchange for dismissing the lawsuit with Mayer Hoffman. The Company cannot predict the outcome of the above matters or estimate the possible loss or range of loss, if any. Although the proceedings are subject to uncertainties inherent in the litigation process and the ultimate disposition of these proceedings is not presently determinable, management believes that the allegations by Arch are without merit and that the ultimate resolution of these matters will not have a material adverse effect on the consolidated financial condition, results of operations or cash flows of the Company.

NOTE 8 – **SUBSEQUENT EVENTS**

None. Subsequent events have been evaluated through February 29, 2016.

Supplementary Information

CAPITAL FINANCIAL SERVICES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF

THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2015 AND 2014

		2015	2014
NET CAPITAL			
Total stockholders' equity	$	1,215,845	1,208,762
Less non-allowable assets:			
Prepaid assets		(66,518)	(40,776)
Property and equipment		(132,476)	(144,696)
Other deductions		(4,176)	(5,921)
Other assets		(240,267)	(270,809)
Accounts and commissions receivable		(275,912)	(262,617)
Net capital	$	496,496	483,943
AGGREGATE INDEBTEDNESS			
Commissions and fees payable	$	1,712,109	1,903,881
Accrued expenses		79,992	168,585
Other unrecorded amounts		112,790	532,756
Total aggregate indebtedness	$	1,904,891	2,605,222
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum net capital requirements[1]	$	126,993	173,682
Ratio: Aggregate indebtedness to net capital		3.8 to 1	5.4 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION			
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	496,496	483,943

1. Minimum net capital requirements for the Company are the greater of 6 2/3% of aggregate indebtedness or $50,000.

A reconciliation to Form X-17A-5 is not required because there are no material differences.



Member FINRA & SIPC

CAPITAL FINANCIAL SERVICES, INC.

INVESTMENT ADVISORY SERVICES • INVESTMENT SECURITIES

1 MAIN STREET NORTH • MINOT, ND 58703 • 701-837-9600 • 1-877-814-6379 • FAX: 701-857-1892

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
EXEMPTION REPORT DECEMBER 31, 2015

The Company claims exemption from Rule 15c3-3 under Section 15c3-3(k)(2)(ii), which states that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company promptly transmits customer funds or securities to its clearing firm. Therefore, a schedule showing the Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission and the Schedule of Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission, are not required.

We, as members of management of Capital Financial Services, Inc., (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R §240.15c3-3: ((k)(2)(ii)) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17C.F.R §240.15c3-3: ((k)(2)(ii)) (the "exemption provisions") and (2) we met the identified exemption provisions from January 1, 2015 to December 31, 2015 except as described below:

During an examination with FINRA, it was noted that on approximately January 30, 2015, the firm failed to forward two clearing firm deposits, each a check made payable to RBC Correspondent Services, each check in the amount of $458.31, prior to noon of the following business day.

The Company has responded to the FINRA examination to a level that it feels is adequate and does not expect any further items from the examination.

Bart Bohrer
Vice President, Assistant Compliance Officer

February 29, 2016



Hein & Associates LLP
1999 Broadway, Suite 4000
Denver, Colorado 80202

www.heincpa.com
p 303.298.9600
f 303.298.8118

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Capital Financial Services, Inc.
Minot, North Dakota

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* Capital Financial Services, Inc. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Capital Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and *(b)* Capital Financial Services, Inc. stated that Capital Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. Capital Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hein & Associates LLP

Hein & Associates LLP

Denver, Colorado
February 29, 2016


HEIN

Capital Financial Services, Inc.

Agreed-Upon Procedures on Form SIPC-7
December 31, 2015

CAPITAL FINANCIAL SERVICES, INC.

INDEX TO AGREED-UPON PROCEDURES ON FORM SIPC-7



Hein & Associates LLP
1999 Broadway, Suite 4000
Denver, Colorado 80202

www.heincpa.com
p 303.298.9600
f 303.298.8118

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
Capital Financial Services, Inc.
Minot, North Dakota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Capital Financial Services, Inc. (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hein & Associates LLP

Hein & Associates LLP

Denver, Colorado
February 29, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*******2450********************MIXED AADC 220
025203 FINRA DEC
CAPITAL FINANCIAL SERVICES INC
1 MAIN ST N
MINOT ND 58703-3109

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Elizabeth Redding 701.857.0209

2. A. General Assessment (item 2e from page 2) $ 11,322

B. Less payment made with SIPC-6 filed (exclude interest) (5,465)

7/24/15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,857

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,857

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Capital Financial Services, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President & CEO
(Title)

Dated the 8 day of February, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 19,847,536

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 14,497,348

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Limited Partnerships, etc. 221,233

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii) 0

Total deductions 14,718,581

2d. SIPC Net Operating Revenues $ 4,528,955

2e. General Assessment @ .0025 $ 11,322

(to page 1, line 2.A.)